UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 10, 2022

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the sentence “Further information about Credit Suisse can be found at www.credit-suisse.com.” Information contained on our website or referenced in this report via website links is not incorporated by reference into this report.

Media release Zurich, March 10, 2022

Ad hoc announcement pursuant to article 53 LR Credit Suisse publishes its 2021 Annual Report and Sustainability Report
Zurich, March 10, 2022 – Credit Suisse Group AG and Credit Suisse AG today published the 2021 annual reporting suite, comprising the Annual Report, including the Compensation Report, and the Sustainability Report.

2021 Annual Report and Sustainability Report
The 2021 Annual Report contains a detailed presentation of the Group’s structure, corporate governance, treasury and risk management framework, as well as the 2021 Compensation Report. Additionally, it includes a review of the Group’s operating and financial results accompanied by its audited financial statements for the year ending December 31, 2021.

The 2021 Sustainability Report shows how Credit Suisse’s commitments and ambitions are put into practice as we progress towards our defined sustainability goals and provides an overview of our principal activities and milestones during the year. The Sustainability Report includes progress made against disclosures that take into account both the Sustainability Accounting Standards Board (SASB) and the Task Force on Climate-related Financial Disclosures (TCFD). In addition, Credit Suisse, for the first time, incorporated a series of core “Stakeholder Capitalism Metrics” released by the International Business Council (IBC) of the World Economic Forum (WEF) in 2020.

All publications are available for download as of 06:45 CET today at https://www.credit-suisse.com/about-us/en/reports-research/annual-reports.html where hard copies can also be ordered free of charge.

The 2021 Annual Report on Form 20-F will be filed with the US Securities and Exchange Commission and will be available for download at: www.credit-suisse.com/sec.

2022 Annual General Meeting of Shareholders
The Credit Suisse Annual General Meeting (AGM) on April 29, 2022, will be held in a virtual format without the personal attendance of shareholders and will be broadcast live on the internet. Today’s published reports include information on topics subject to shareholder approval, including proposals on Board of Directors and Executive Board compensation and the proposed dividend for the financial year 2021. Further details will be published with the invitation and agenda for the 2022 AGM, which will be sent to shareholders and available on the Credit Suisse website approximately one month prior to the event at: www.credit-suisse.com/agm.

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Media release Zurich, March 10, 2022

CONTACT DETAILS
Kinner Lakhani, Investor Relations, Credit Suisse Tel: +41 44 333 71 49 Email: investor.relations@credit-suisse.com
Dominik von Arx, Corporate Communications, Credit Suisse Tel: +41 844 33 88 44 Email: media.relations@credit-suisse.com

Important information
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from the COVID-19 pandemic), changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this document.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

The English language version of this document is the controlling version.

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 50,110 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

◾	our plans, targets or goals;
◾	our future economic performance or prospects;
◾	the potential effect on our future performance of certain contingencies; and
◾	assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements and that the ongoing COVID-19 pandemic

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Media release Zurich, March 10, 2022

creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our business. These factors include:

◾	the ability to maintain sufficient liquidity and access capital markets;
◾	market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
◾	the ongoing significant negative consequences of the Archegos and supply chain finance funds matters and our ability to successfully resolve these matters;
◾	our ability to improve our risk management procedures and policies and hedging strategies;
◾
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of negative impacts of COVID-19 on the global economy and financial markets and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;

◾
the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;

◾
potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;

◾	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
◾	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
◾	the ability to achieve our strategic goals, including those related to our targets, ambitions and financial goals;
◾	the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
◾	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
◾	the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
◾	geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities;
◾	political, social and environmental developments, including climate change;
◾	the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
◾	the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
◾	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
◾	operational factors such as systems failure, human error, or the failure to implement procedures properly;
◾
the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;

◾	the adverse resolution of litigation, regulatory proceedings and other contingencies;
◾
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

◾	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
◾	the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
◾	the potential effects of changes in our legal entity structure;
◾	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
◾	the ability to retain and recruit qualified personnel;
◾	the ability to protect our reputation and promote our brand;
◾	the ability to increase market share and control expenses;
◾	technological changes instituted by us, our counterparties or competitors;
◾	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
◾	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
◾	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021.

Copyright © 2022 Credit Suisse Group AG and/or its affiliates. All rights reserved.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Reto Hösli
Reto Hösli
Director

/s/ Annina Müller
Annina Müller
Date: March 10, 2022		Vice President